ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MASSACHUSETTS 02199
Phone: 617-951-7000
Fax: 617-951-7050

June 29, 2011	Andrew Wilkins
617-951-7392
Andrew.Wilkins@ropesgray.com
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: GMO Trust (File Nos. 2-98772 and 811-04347)
Ladies and Gentlemen:
Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 146 to the Trust’s Registration Statement under the Securities Act and Amendment No. 185 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 146/185”), including: (i) a GMO Trust Prospectus and Statement of Additional Information (relating to forty-eight of the sixty-six series of the Trust); (ii) a GMO Trust Class M Shares Prospectus and Statement of Additional Information (relating to Class M shares of five of the sixty-six series of the Trust); (iii) a Supplement Regarding Multiple Classes; and (iv) other information, the signature page, and exhibits. No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.
This Amendment No. 146/185 is being filed in connection with the Trust’s annual update of its Registration Statement, for the purposes of (i) implementing comments provided to us by Linda Stirling, the Trust’s SEC staff reviewer with respect to (a) Post-Effective Amendment No. 144 to the Trust’s Registration Statement under the Securities Act and Amendment No. 181 to the Trust’s Registration Statement under the 1940 Act, filed on April 15, 2011 pursuant to Rule 485(a)(2) of the Securities Act relating to GMO International Large/Mid Cap Value Fund and GMO Asset Allocation International Small Companies Fund (“Amendment No. 144/181”) and (b) Post-Effective Amendment No. 145 to the Trust’s Registration Statement under the Securities Act and Amendment No. 182 to the Trust’s Registration Statement under the 1940 Act, filed on April 29, 2011 pursuant to Rule 485(a)(1) of the Securities Act (“Amendment No. 145/182”), (ii) removing all information in previous filings of the Trust relating to Class II shares of GMO International Large/Mid Cap Value Fund (the “Fund”), a series of the Trust, as the Fund has determined not to register Class II shares, and (iii) making changes permitted to be made under Rule 485(b) of the Securities Act, including non-material changes which the Trust deems appropriate to

Securities and Exchange Commission	- 2 -	June 29, 2011
Amendment No. 144/181 and Amendment No. 145/182. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that this Amendment No. 146/185 become effective on June 30, 2011.
We have assisted the Trust in the preparation of this Amendment No. 146/185 and believe that this Amendment No. 146/185 does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act.
If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7392.
Very truly yours,

/s/ Andrew Wilkins
Andrew Wilkins
Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq.